

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUN 29 2011
SECTION

FORM 11-K

ANNUAL PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

Commission File Number 1-14770

Payless ShoeSource, Inc.
Profit Sharing Plan for Puerto Rico Associates
c/o Payless ShoeSource, Inc.
3231 Southeast Sixth Avenue
Topeka, Kansas 66607-2207
(Full title and address of the Plan)

Payless ShoeSource, Inc.
3231 Southeast Sixth Avenue
Topeka, Kansas 66607-2207
(Address of issuer's principal executive office)

REQUIRED INFORMATION

The following financial statements of the Payless ShoeSource, Inc. Profit Sharing Plan for Puerto Rico Associates (the "Plan") and the report of Deloitte & Touche LLP thereon are filed herewith as Exhibits and incorporated herein by reference:

(i) Statement of Net Assets Available for Benefits as of December 31, 2010, and December 31, 2009, and

(ii) Statement of Changes in Net Assets Available for Benefits for the Year-Ended December 31, 2010.

The Plan Financial Statements and Additional Information as of December 31, 2010 annexed as Exhibit A hereto are hereby incorporated by reference herein, and are included as a part of this Annual Report.

EXHIBITS

23.1 Consent of Deloitte & Touche LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Payless ShoeSource, Inc.
Profit Sharing Plan for Puerto Rico Associates

By:



Betty J. Click, Chairman Retirement Committee — June 28, 2011



Harold J. Herman, Member Retirement Committee — June 28, 2011



Douglas G. Boessen, Member Retirement Committee — June 28, 2011



Gary Madsen, Member Retirement Committee — June 28, 2011



Sally J. Burk, Member Retirement Committee — June 28, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Payless ShoeSource, Inc.
Profit Sharing Plan for Puerto Rico Associates

By:

/s/ Betty J. Click Betty J. Click, Chair Retirement Committee	June 28, 2011
/s/ Harold J. Herman Harold J. Herman, Member Retirement Committee	June 28, 2011
/s/ Douglas G. Boessen Douglas G. Boessen, Member Retirement Committee	June 28, 2011
/s/ Gary Madsen Gary Madsen, Member Retirement Committee	June 28, 2011
/s/ Sally J. Burk Sally J. Burk, Member Retirement Committee	June 28, 2011

INDEX TO THE FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

EXHIBIT A

Payless ShoeSource, Inc. Profit Sharing Plan for Puerto Rico Associates

Financial Statements as of December 31, 2010 and 2009, and for the Year Ended December 31, 2010, Supplemental Schedule as of December 31, 2010, and Report of Independent Registered Public Accounting Firm

PAYLESS SHOESOURCE, INC. PROFIT SHARING PLAN FOR PUERTO RICO ASSOCIATES

TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Management Committee of
the Payless ShoeSource, Inc. Profit Sharing Plan
for Puerto Rico Associates:

We have audited the accompanying statements of net assets available for benefits of the Payless ShoeSource, Inc. Profit Sharing Plan for Puerto Rico Associates (the "Plan") as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic 2010 financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2010 financial statements taken as a whole.

Deloitte & Touche LLP

Kansas City, Missouri
June 28, 2011

PAYLESS SHOESOURCE, INC. PROFIT SHARING PLAN FOR PUERTO RICO ASSOCIATES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS:		
Cash	$ -	$ 8,404
Investments at fair value — participant-directed investments	2,333,399	2,188,636
Receivables:		
Employer contributions	69,418	55,899
Employee contributions	6,359	5,017
Notes receivable from participants	416,596	328,325
Total assets	2,825,772	2,586,281
LIABILITIES — Accrued expenses	3,318	8,404
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	2,822,454	2,577,877
ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR THE FULLY BENEFIT-RESPONSIVE STABLE VALUE FUND	(4,016)	50,455
NET ASSETS AVAILABLE FOR BENEFITS	$2,818,438	$2,628,332

See notes to financial statements.

PAYLESS SHOESOURCE, INC. PROFIT SHARING PLAN FOR PUERTO RICO ASSOCIATES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEAR ENDED DECEMBER 31, 2010

ADDITIONS:	
Investment income:	
Dividends	$ 7,679
Net appreciation in fair value of investments	91,644
Interest income on notes receivable from participants	18,255
Contributions:	
Employee contributions	278,499
Employer contributions	69,418
Total additions	465,495
DEDUCTIONS:	
Benefits paid to participants	262,143
Administrative expenses	13,246
Total deductions	275,389
INCREASE IN NET ASSETS	190,106
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	2,628,332
End of year	$2,818,438

See notes to financial statements.

1. PLAN DESCRIPTION

The following description of the Payless ShoeSource, Inc. Profit Sharing Plan for Puerto Rico Associates (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan covering all eligible employees of Payless ShoeSource of Puerto Rico, Inc. ("Payless" or the "Company"). A Full-Time Associate, as defined by the Plan, is eligible to make contributions following the completion of 60 days of employment by the Company and attaining the age of 21. The Full-Time Associate must complete 180 days of service to receive an allocation of the Company match. A Part-Time Associate, as defined by the Plan, is eligible to make contributions and to receive an allocation of the Company match upon completion of one year of service and attaining the age of 21. The Plan is administered by a management committee appointed by the Compensation, Nominating and Governance Committee of the Board of Directors (the "Committee") consisting of five persons. This Committee has the general responsibility for administration of the Plan as well as establishing and monitoring investment policies and activities. Wells Fargo Bank, N.A. is the custodian of the Plan and Banco Popular serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions — Each year, participants may contribute 1% to 10% of their pay, as defined by the Plan. This percentage is subject to change from time-to-time under applicable Puerto Rico law. Each eligible participant shall be automatically enrolled and be deemed to have elected to make a 3% contribution unless the participant elects otherwise. Participants under this Plan who have attained the age of 50 before the close of the Plan year are eligible to make catch-up contributions in accordance with and subject to the limitations of Puerto Rico Code Section 1165(e)(7)(C). Effective February 26, 2009, the Company at its sole discretion beginning with the 2009 Plan year, the total Company matching contribution opportunity equals 2.5% of the Company's net profits, if any. The Company can decide to contribute more than 2.5% of the Company's net profits for any Plan year by action of the Company. At the discretion of the Company, the 2010 contribution was determined to be $69,418. The Company matching contribution is allocated in proportion to the amount that each participant's contributions for the plan year, up to a total of 5% of participants' pay, bears to the total amount of all participant's contributions up to 5% of such participants' pay. The Company matching contribution is allocated to participants who are employed by the Company on the last day of the Plan year, unless termination is due to retirement, death or disability. Additional amounts may be contributed at the discretion of the Company. Contributions are subject to certain Internal Revenue Code limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts — Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution and allocations of (1) the Company's discretionary contributions and (2) Plan earnings, and charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments — Participants direct the investment of their contributions, including Company discretionary contributions, into various investment options offered by the Plan. The Plan currently offers twelve common/collective trust funds, thirteen mutual funds and a Collective Brands Company Stock Fund (formerly the Payless Company Stock Fund) ("Company stock fund") for participants. As of December 31, 2010, participants have elected to participate in nine common/collective trust funds, thirteen mutual funds and the Company stock fund.

Vesting — Participants are immediately vested in their contributions plus earnings thereon. Prior to August 1, 1997, Company contributions were fully vested immediately. Participants vest in Company contributions and earnings on Company contributions in accordance with the following schedule:

Years of Vesting Service	Vesting Percentage
Less than 2 years	0 %
2 years	25
3 years	50
4 years	75
5 years	100

Payment of Benefits — Upon retirement, death, disability or termination of employment, a participant may elect to receive distribution of the balance of his account. Distributions from the Company stock fund may be made in shares of Company common stock or cash based upon participant direction. All distributions from the other funds are made in cash.

Participant Loans — Participants may borrow from their vested fund account balance. The minimum loan available is $1,000. The maximum loan available is the lesser of 1/2 of the vested balance or $50,000 reduced by the largest loan balance in the prior 12 months. Interest rates are commensurate with local prevailing rates as determined by the Committee.

Forfeited Accounts — At December 31, 2010 and 2009, forfeited nonvested accounts totaled $3,888 and $2,962, respectively. Forfeitures are used to restore any amounts previously forfeited from rehired participant accounts. The balance, if any, is allocated with the Company matching contribution for the plan year. For the Plan Year 2010, $3,800 from forfeited nonvested accounts was allocated as a part of the 2010 Company match paid in 2011.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimate — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risk and Uncertainties — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risk, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investment in the Company stock fund is stated at fair value, which has been determined by the custodian and based on the fair value of the underlying investments within the fund. The Company stock fund is a unitized fund specific to the Plan. The Company stock fund is made up of Collective Brands, Inc. common stock and a money market fund. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair value of the underlying investments. The RiverSource Trust Income Fund II is a common collective trust fund that is considered to be a stable value fund with underlying investments in investment contracts and is valued at fair value and then adjusted by the issuer to contract value. The Plan's stable value fund is included at fair value in participant-directed investments in the statements of net assets available for benefits and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis. Fair value of the stable value fund is the net asset value of its underlying investments and contract value is principle plus accrued interest. Individual participant accounts invested in the Company stock fund and the common collective trust funds are maintained on a unit value basis. Participants do not have beneficial ownership in specific underlying securities or other assets in the various funds, but have an interest therein represented by units. The various funds investment earnings are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants' accounts are charged or credited with the number of units properly attributable to each participant.

The RiverSource Trust Income Fund II is a stable value fund that is a collective trust fund sponsored by Ameriprise Trust Company. The fund invests 100% into the RiverSource Trust Income Fund I which may invest in traditional insurance contracts, wrapper contracts, U.S. Government, government-sponsored agency and federal agency securities, asset backed securities, corporate bonds, and affiliated collective investment funds. The investment objective of this fund is to preserve principal and income while maximizing current income. The net asset value of the fund is determined daily. Units can be issued and redeemed on any business day at the daily unit value. Certain events may limit the ability of the fund to transact at contract value for participant benefit payments or investment transfers (up to one year may be taken to honor a request for withdrawal from the fund originating from a plan sponsor). Although such an event is not probable, an example may be a request by Ameriprise Trust Company to terminate or partially terminate the contract at market value. Certain events may also allow the issuer to terminate a fully benefit-responsive investment contract and settle at an amount different from contract value. Such events are not probable but may include the termination of the trust holding the fund assets, the replacement of the trustee of the fund, a breach of the contract by a counterparty, or a legal or regulatory event such as an adverse ruling by a regulatory agency. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds, common collective trust funds and the Company stock fund are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses — Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan document.

Payment of Benefits — Benefit payments to participants are recorded upon distribution.

New Accounting Standards

ASU No. 2010-06, Fair Value Measurements and Disclosures — In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-06, *Fair Value Measurements and Disclosures*, which amends ASC 820, *Fair Value Measurements and Disclosures*, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan prospectively adopted the new guidance in 2010, except for the Level 3 reconciliation disclosures, which are required in 2011. The adoption in 2010 did not materially affect, and the future adoption is not expected to materially affect, the Plan's financial statements.

ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans — In September 2010, the FASB issued ASU No. 2010-25, *Reporting Loans to Participants by Defined Contribution Pension Plans*. The ASU requires that participant loans be classified as notes receivable rather than a plan investment and measured at unpaid principal balance plus accrued but unpaid interest rather than fair value. The Plan retrospectively adopted the new accounting in 2010. The adoption did not have a material effect on the Plan's financial statements.

3. FAIR VALUE MEASUREMENTS

ASC 820, *Fair Value Measurements and Disclosures,* established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosure about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following tables set forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis, including the major categorization for debt and equity securities on the basis of the nature and risk of the investments at December 31, 2010 and 2009.

	Estimated Fair Value Measurements			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
As of December 31, 2010:				
Mutual funds:				
Intermediate-Term Bond	$ 89,237			$ 89,237
Mid-Cap Growth	70,737			70,737
Moderate Allocation	3,246			3,246
Large Growth	22,442			22,442
Large Value	31,278			31,278
Mid-Cap Blend	54			54
International Large Growth	39,635			39,635
Small Value	21,978			21,978
International Large Blend	3,623			3,623
Small Growth	8,430			8,430
International Large Value	14,441			14,441
Mid-Cap Value	8,038			8,038
Company Stock Fund		$ 161,590		161,590
Common/collective trust funds:				
Stable Value Fund		1,495,031		1,495,031
Balanced Funds		101,348		101,348
Targeted Retirement Funds		262,291		262,291
Total	$ 313,139	$ 2,020,260	$	$ 2,333,399

	Estimated Fair Value Measurements			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
As of December 31, 2009:				
Mutual funds:				
Intermediate-Term Bond	$ 77,649			$ 77,649
Mid-Cap Growth	28,156			28,156
Moderate Allocation	2,372			2,372
Large Growth	21,478			21,478
Large Value	17,996			17,996
International Large Growth	36,687			36,687
Small Value	12,372			12,372
International Large Blend	2,935			2,935
Small Growth	35			35
International Large Value	4,216			4,216
Mid-Cap Value	5,212			5,212
Company Stock Fund		$ 189,428		189,428
Common/collective trust funds:				
Stable Value Fund		1,481,495		1,481,495
Balanced Funds		79,617		79,617
Targeted Retirement Funds		228,988		228,988
Total	$ 209,108	$ 1,979,528	$	$ 2,188,636

The valuation methods as described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

For the year ended December 31, 2010, there were no significant transfers in or out of levels 1, 2, or 3.

4. NET ASSET VALUE (NAV) PER SHARE

In accordance with ASU No. 2009-12, the Plan expanded its disclosures to include the category, fair value, redemption frequency, and redemption notice period for those assets whose fair value is estimated using the net assets value per share as of December 31, 2010 and 2009.

The following tables set forth a summary of the Plan's investments with a reported NAV at December 31, 2010 and 2009.

Investment	Fair Value *	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
	Fair Value Estimated Using Net Asset Value per Share December 31, 2010				
Schwab Managed Retirement Trust Funds (a)	$ 262,291	None	Immediate	None	None
RiverSource Trust Income Fund II (b)	1,495,031	None	Immediate	None	None
RiverSource Trust Equity Index Fund I (c)	101,348	None	Immediate	None	None
Company Stock Fund (d)	161,590	None	Immediate	None	None
Total	$2,020,260				

Investment	Fair Value *	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
	Fair Value Estimated Using Net Asset Value per Share December 31, 2009				
Schwab Managed Retirement Trust Funds (a)	$ 228,988	None	Immediate	None	None
RiverSource Trust Income Fund II (b)	1,481,495	None	Immediate	None	None
RiverSource Trust Equity Index Fund I (c)	79,617	None	Immediate	None	None
Company Stock Fund (d)	189,428	None	Immediate	None	None
Total	$1,979,528				

*The fair values of the investments have been estimated using the net asset value of the investment.

(a) The Schwab Managed Retirement Trust Funds seek to provide a total return for investors retiring approximately at or near a target retirement date as indicated by each of the fund names. The funds are diversified across several assets classes, including, but not limited, to large cap equities, mid cap equities, international equities, fixed income, REITs, and stable value. The funds are designed to provide a single investment portfolio that adjusts over time to meet the changing risk and return objectives of investors over their expected investment horizon. As the target retirement date approaches, each of the funds' portfolio becomes more conservative with a larger fixed income and stable value investment component. Assets are allocated to a combination of underlying Schwab Institutional Trust Funds, the Schwab Stable Value Fund, and non-proprietary unitized accounts and collective trust and mutual funds. The net asset value of the funds is determined each business day ("Valuation Date"). Issuances and redemptions of units of the funds are made based upon the net asset value per fund unit determined on the Valuation Date.

(b) See Note 2 for the description of the RiverSource Trust Income Fund II.

(c) The RiverSource Trust Equity Index Fund I is invested 100% into the RiverSource Trust Equity Index Base Fund. The investment objective of this fund is to approximate as closely as possible the rate of return of the Standard & Poor's 500 Stock Index. The net asset value of the fund is determined daily. Units can be issued and redeemed on any business day at the daily unit value.

(d) The Company Stock Fund is made up of Collective Brands, Inc. common stock and a money market fund. The investment objective of this fund is to allow participants to share in the potential growth of Collective Brands, Inc. The net asset value of the fund is determined daily. Units can be issued and redeemed on any business day at the daily unit value.

5. INVESTMENTS

The Plan's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2010 and 2009, are as follows:

	2010	2009
RiverSource Trust Income Fund II	$1,495,031	$1,481,495
Collective Brands Company Stock Fund (formerly Payless Company Stock Fund)	161,590	189,428

During the year ended December 31, 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common/Collective Trust Funds	$ 70,806
Mutual Funds	36,049
Collective Brands Company Stock Fund (formerly Payless Company Stock Fund)	(15,211)
	$ 91,644

6. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in units of a Company stock fund that invests in shares of a money market fund that is Collective Brands, Inc. common stock. Collective Brands, Inc. is the parent of Payless ShoeSource, Inc. who is the Plan sponsor under the plan, and, therefore, these transactions qualify as exempt party-in-interest transactions.

The Plan also invests in units of a Company stock fund that invests in shares of a money market fund that is managed by Wells Fargo. Wells Fargo Bank, N.A. is the custodian, as defined by the Plan, and therefore these transactions qualify as exempt party-in-interest transactions

7. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100%vested in their account.

8. FEDERAL INCOME TAX STATUS

The Puerto Rico Treasury Department has determined and informed the Company by a letter dated October 24, 2007, that the Plan and related trust are designed in accordance with applicable regulations of the Puerto Rico Internal Revenue Code of 1994 ("PRIRC"), as amended. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the PRIRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to tax examinations for years prior to 2009.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the total net assets per the Form 5500 as of December 31, 2010 and 2009, and the increase in net assets per the financial statements to the net income per the Form 5500 for the year ended December 31, 2010, is as follows:

	2010	2009
Net assets available for benefits per the financial statements	$2,818,438	$2,628,332
Adjustment from contract value to fair value for the fully benefit-responsive stable value fund	4,016	(50,455)
Total assets per Form 5500	$2,822,454	$2,577,877
Increase in net assets per the financial statements	$ 190,106	
Change in fair value for the fully benefit-responsive stable value fund	54,471	
Net income per Form 5500	$ 244,577	

* * * * * *

SUPPLEMENTAL SCHEDULE

PAYLESS SHOESOURCE, INC. PROFIT SHARING PLAN FOR PUERTO RICO ASSOCIATES

Employer ID No #: 66-0479017

Plan No: 003

FORM 5500, SCHEDULE H, PART IV, LINE 4(i) — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Current Value
	RiverSource Trust Income Fund II	Common/Collective Trust Fund 49,535 units	$ 1,495,031
	RiverSource Trust Equity Index Fund I	Common/Collective Trust Fund 2,321 units	101,348
	Schwab Managed Retirement Trust Fund 2015	Common/Collective Trust Fund 159 units	1,646
	Schwab Managed Retirement Trust Fund 2020	Common/Collective Trust Fund 1,499 units	25,982
	Schwab Managed Retirement Trust Fund 2030	Common/Collective Trust Fund 1,963 units	35,342
	Schwab Managed Retirement Trust Fund 2035	Common/Collective Trust Fund 5,989 units	58,276
	Schwab Managed Retirement Trust Fund 2040	Common/Collective Trust Fund 2,208 units	39,956
	Schwab Managed Retirement Trust Fund 2045	Common/Collective Trust Fund 3,542 units	32,586
	Schwab Managed Retirement Trust Fund 2050	Common/Collective Trust Fund 7,319 units	68,503
	PIMCO Total Return Fund	Mutual Fund 5,230 shares	75,231
	Morgan Stanley - Mid Cap Growth	Mutual Fund 1,894 shares	70,737
	Oakmark Equity and Income Fund Class I	Mutual Fund 117 shares	3,246
	American Growth Fund of America	Mutual Fund 743 shares	22,442

(Continued)

PAYLESS SHOESOURCE, INC. PROFIT SHARING PLAN FOR PUERTO RICO ASSOCIATES

Employer ID No #: 66-0479017
Plan No: 003

FORM 5500, SCHEDULE H, PART IV, LINE 4(i) — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Current Value
	T. Rowe Price Equity Income Fund	Mutual Fund 1,323 shares	$ 31,278
	Vanguard Extended Market Index Fund	Mutual Fund 1 share	54
	Artisan International Fund	Mutual Fund 1,827 shares	39,635
	Allianz NFJ Small-Cap Value Fund	Mutual Fund 771 shares	21,978
	Vanguard Total International Stock Index Fund	Mutual Fund 230 shares	3,623
	Brown Capital Management Small Company Fund	Mutual Fund 193 shares	8,430
	Dodge & Cox International Stock Fund	Mutual Fund 404 shares	14,441
	JP Morgan Mid Cap Value Fund	Mutual Fund 345 shares	8,038
	Vanguard Total Bond Market Index Fund	Mutual Fund 1,145 shares	14,006
*	Collective Brands Company Stock Fund (formerly the Payless Company Stock Fund): Collective Brands, Inc. Common Stock	Common Stock 7,517 shares	158,091
	* Wells Fargo Adv Heritage Money Market Fund	Money Market Fund 3,499 shares	3,499
*	Participant Loans	Participant loans (maturity dates through October 2033 at interest rates from 4.25% to 9.25%)	416,596
			$2,749,995

* Party-in-interest.

(Concluded)

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-143699 of Collective Brands, Inc. on Form S-8 of our report dated June 28, 2011, appearing in this Annual Report on Form 11-K of the Payless ShoeSource, Inc. Profit Sharing Plan for Puerto Rico Associates for the year ended December 31, 2010.

Deloitte & Touche LLP

Kansas City, Missouri
June 28, 2011